SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 08, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 08, 2008

TAM has record international market share
of 82.1% in September

Domestic market share in September was 52.8%

São Paulo, October 08, 2008 – TAM (BOVESPA: TAMM4, NYSE:TAM) announces operating data for September 2008, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

According to ANAC, TAM registered 15.0% growth in domestic RPK (demand) compared to the same period last year, and 17.5% increase in domestic ASK (supply). In September, market demand increased 4.6% and market supply increased 9.4% . TAM registered domestic market share (RPK) of 52.8%, a 4.8 p.p. increase compared to the same period in 2007. TAM´s domestic load factor was 64.6%, 3.4 p.p. higher than the market average of 61.3% .

In the international market, TAM registered 41.5% growth in RPK and 25.4% in ASK, compared to September 2007. The company attained market share of 82.1%, representing 11.8 p.p. growth year on year. TAM attained 80.4% load factor, 4.7 p.p. higher than the market average of 75.7% .

Please find below our operating data for September:

Operating data	Sep 2008	Sep 2007	Var. %

Domestic Market
ASK (millions) – Supply	2,948	2,509	17.5%
RPK (millions) – Demand	1,906	1,657	15.0%
Load Factor	64.6%	66.0%	-1.4 p.p.
Market share	52.8%	48.0%	4.8 p.p.

International Market
ASK (millions) – Supply	1,660	1,324	25.4%
RPK (millions) – Demand	1,334	943	41.5%
Load Factor	80.4%	71.2%	9.2 p.p.
Market share	82.1%	70.3%	11.8 p.p.

Operating data	Jan-Sep	Jan-Sep	Var. %
	2008	2007

Domestic Market
ASK (millions) – Supply	25,927	22,699	14.2%
RPK (millions) – Demand	17,957	15,946	12.6%
Load Factor	69.3%	70.2%	-1.0 p.p.
Market share	50.2%	49.1%	1.1 p.p.

International Market
ASK (millions) – Supply	15,227	11,514	32.2%
RPK (millions) – Demand	11,713	8,143	43.8%
Load Factor	76.9%	70.7%	6.2 p.p.
Market share	72.4%	68.4%	4.0 p.p.

Operating data	3Q08	2Q06	Var. %

Domestic Market
ASK (millions) – Supply	8,863	7,691	15.2%
RPK (millions) – Demand	6,015	5,185	16.0%
Load Factor	67.9%	67.4%	p.p.
Market share	52.4%	49.2%	p.p.

International Market
ASK (millions) – Supply	5,188	4,161	24.7%
RPK (millions) – Demand	4,159	2,958	40.6%
Load Factor	80.2%	71.1%	p.p.
Market share	75.8%	69.2%	p.p.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 52.8% domestic market share and 82.1% international market share at the end of September 2008. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.0 million subscribers and has awarded more than 5.9 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.